SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C. 20549

                        FORM 10-SB

        GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS

             Under Section 12(b) or 12(g) of
         The Securities Exchange Act of 1934

                      Bepariko BioCom
        (Exact name of registrant in its charter)

         Nevada                                   88-0426887
(State or Other Jurisdiction of (IRS Employer Identification No.) Incorporation or Organization)

8452 Boseck Street, Number 272, Las Vegas, NV    89145
(Address of principal executive offices)      (Zip Code)

(702) 228-4688
(Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of each class           Name of Each Exchange on which
to be so registered           each class is to be registered

         None                                None

Securities to be registered pursuant to section 12(g) of the Act:

             Common Stock, par value $.001
                   (Title of Class)

Item 1.  Description of Business

Bepariko's corporate history

BEPARIKO BIOCOM (the "Company") is a Nevada corporation formed on April 2, 1997. The Company's offices are located at 8452 Boseck Drive, Unit 272, Las Vegas, Nevada 89145; (702) 228-4688. Bepariko operates on the calendar fiscal year. Currently, our company has only the principals as employees, and they will be the only employees for the foreseeable future.

The details of a German patent and its inventor were brought to the attention of Mr. Lewis Eslick by Dipl.-Kfm. Peter Riedel, an accountant and business advisor residing in Germany. Mr. Riedel was one of the backers that financially supported the work necessary to obtain the patent. Following negotiations with the patent owner, it was agreed that Mr. Eslick or his nominated company would be granted an exclusive licensing agreement for the use of the patent.

The patent was initially registered with the Federal Republic of Germany under patent number 43 22 445, and the patent was granted on June 7, 1993. The patent was registered filed for and granted throughout the nations of the European Economic Community. The registration of the patent in the United States and most industrialized nations of the world followed.

Mr. Eslick elected to file Bepariko BioCom, a Nevada corporation, so that it could be granted the exclusive licensing agreement. A set dollar amount was not determined regarding the value of the licensing agreement.

Mr. Alfons Behnke, the patent owner, sent Mr. Tino Di Pana to the United States with full power of attorney to grant the exclusive licensing agreement to Bepariko BioCom, Nevada. On April 11, 1997 our company was granted, in perpetuity, the unrestricted exclusive right to use of all of the rights and privileges granted within patent 43 22 445 give by the Federal Republic of Germany. It was verbally agreed that a percentage of any net profits earned by our company, through the use of the patent, would be paid to the patent owner. This percentage would be determined on a contract by contract basis and would not exceed 10% as a maximum cost to Bepariko.

Bepariko BioCom was organized to be an international corporation; a business to be owned by the public at large and operated in accordance with the directives of the board of directors. Bepariko's management is committed to continually maintain, develop, and enhance its security systems to meet the changing processing needs of the industry. In developing its service products, Bepariko will be stressing responsiveness to the needs of its clients through client contact and customer service.

Bepariko's multi-fingerprint access coded systems provide absolute security in many applications. Bepariko provides an economically high quality business solution to lowering costs, preventing fraudulent uses and providing absolute security to its cardholders. Building new database systems is not required for these applications. Cooperation, level-headedness and the conviction that Bepariko's multi-fingerprint access codes will lower and then contain loses in the fields of theft and fraud for its cardholders.

Item 2. Plan of Operation of Bepariko BioCom.

Bepariko BioCom is working to have a minimum of 6 major contracts with internationally recognized customers as soon as possible. Initial contacts have been made with:

Unisys Corporation

Biometric Tracking

Siemens AG (Germany)

RJM Rheinmetal Jena, (Germany)

Lufthansa (Germany)

El Al Airlines

Bode Panzer Safes (Europe).

Bepariko will continue discussions with these and other interested companies to complete a contract or contracts. Our company may be offered an opportunity to joint venture with one or more of these companies to assist in furthering our business plans. The possibility of contracts or joint ventures vary from alien identification ID cards, entrance to airline secured areas, corporate security and military applications.

We will continue negotiations with major industrial companies that have expressed a desire to incorporate the use of our patent into their operational systems. For the right to use the patent a facilitation charge will be paid to our company. Each time a system is accessed we will receive a use fee.

We have attended security trade shows such as Secure-Tech and Card-Tech to introduce our product to a wide sector of the market. We will continue to display and demonstrate our product to potential markets available at these trade shows.

Many industrial and multi-national companies that would be interested in applying our multi-fingerprint identification system to their existing systems prefer to operate those systems in house. This could present an opportunity for Bepariko to enter into a joint venture with one or more of these companies. At this time, Bepariko has no proposal, agreement, understanding or arrangement to enter into such a joint venture agreement with any specific business or company.

Our Company will not restrict its search for business opportunities to any specific business, industry or geographical location. The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

Bepariko's potential success is heavily dependent on it's management, which will have virtually unlimited discretion in searching for and entering into business opportunities. None of the officers and directors of our company have had any experience in the proposed business of the Company.

Bepariko may seek to develop a new product or service, or acquire an established business which may be experiencing financial or operating difficulties and is in the need for additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve the joint venture with a corporation that does not need substantial additional cash. Our company may purchase assets and establish wholly owned subsidiaries in various business or purchase an existing businesses as subsidiaries.

Bepariko anticipates that the selection of a business opportunity will be complex and extremely risky. Potentially, available business opportunities may occur in many different industries and at various stages of development. This will make the task of comparative investigation and analysis of any opportunities extremely difficult and complex.

As is customary in the industry, Bepariko may pay a finder's fee for locating and executing a contract with a company to use the multi-fingerprint patent. If any fee is paid, it will be approved by our company's board of directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction based upon a sliding scale of the amount involved. These fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that a finder's fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Bepariko, if this person plays a material role in bringing a transaction to completion.

Bepariko has not formulated any policy regarding the use of consultants or outside advisors. In the future if our company finds it necessary to employ consultants or outside advisors the board of directors will establish a policy in line with policies being utilized in the industry.

Presentation of opportunities to Bepariko BioCom.

Bepariko anticipates that business opportunities for possible contracts or joint ventures will be referred by various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

Our company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people.

Bepariko's evaluation of future business.

The officers and directors of Bepariko are currently employed in other positions. Currently Mr. Lewis Eslick devotes approximately 20 hours each week to the operations of the business. At present Paul Eslick and Patsy Harting devote approximately 5 to 7 hours weekly. The officers and directors will dedicate whatever time is required for the operations and development of the company's business. They have other interests that require portions of their time. They do not have any investments or ownership in other companies that could pose a conflict with Bepariko.

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of Bepariko. Management intends to concentrate on identifying prospective business opportunities that may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider the available technical, financial and managerial resources. Working capital and other financial requirements will be required.

Our Company must consider the quality and experience of management potentials for further research and development. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, Bepariko intends to utilize written reports and personal investigation to evaluate business opportunities.

Bepariko will not restrict its search for any specific kind of business, but may contract with a company which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life.

Bepariko may enter into other business ventures.

In implementing a structure for a particular business opportunity, Bepariko may become a party to a joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of Bepariko will not be in control of the Company. In addition, a majority or all of Bepariko officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of Bepariko's shareholders.

As part of our company's investigation, officers and directors of the Bepariko will meet personally with management and key personnel. They may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take any other reasonable investigative measures, to the extent of our company's limited financial resources and management expertise.

The manner in which our company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of Bepariko and other parties, the management of the opportunity, and the relative negotiating strength of our company and the other management.

Bepariko will not have sufficient funds to undertake any significant development, marketing and manufacturing of any products which may be acquired. Our company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, Our company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that our company will be able either to obtain additional financing or interest third parties in providing funding for the further developing, marketing and manufacturing of any products acquired.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision were made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to our company of the related costs incurred.

Management believes that the Company may be able to benefit from the use of "leverage" in a business opportunity. Leveraging a transaction involves the purchase of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for purchasing the business opportunity and, therefore, could commit those funds to the operations of the business opportunity or to other activities. The assets of the business opportunity will ordinarily secure the borrowing involved in a leveraged transaction.

Competition Bepariko BioCom may encounter

Bepariko is an insignificant participant among firms, which engage in business combinations with financing of development stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources, technical expertise and experience than Bepariko. In view of our company's limited financial resources and management availability, it will continue to be at a significant competitive disadvantage.

Regulation and Taxation that may be applied to Bepariko BioCom.

The Investment Company Act of 1940 defines an "investment company" as an issuer, which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities.
While Bepariko does not intend to engage in these activities, it could become subject to regulation under the Investment Company Act of 1940 in the event Bepariko obtains or continues to hold a minority interest in a number of development stage enterprises. Bepariko could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Management will continue to review the Company's activities from time to time with a view toward reducing the likelihood that Bepariko could be classified as an "investment company."

Present employees of Bepariko.

Bepariko's only employees at the present time are its officers and directors, who will devote as much time as the board of directors determine is necessary to carry out the affairs of the Company.

Item 3. Bepariko's agreement for present office facilities.

Bepariko has the use of a limited amount of office space from Mr.
Eslick, a director and officer, at no cost. Bepariko pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying and similar expenses.

Item 4. Security ownership of certain beneficial owners and management

The following table sets forth information relating to the beneficial ownership of Bepariko's common stock by those persons beneficially holding more than 5% of our company's capital stock, by it's directors and executive officers, and by all of it's directors and executive officers as a group. The address of each person is in care of the Company.

Title of Class   Name of Beneficial   Amount and Nature   Percent of
                 Owner                of Beneficial       Class
                                      Owner)

Common Stock     Lewis M. Eslick        125,000               16.66%

Common Stock     Leslie B. Eslick       125,000               16.66%

Common Stock     Paul J.C. Eslick       125,000               16.66%

Common Stock     Howard Stiebel         125,000               16.66%

Common Stock     Kathryn Stiebel        125,000               16.66%

Common Stock     Sandra L. Duncan       125,000               16.66%

Mr. Lewis Eslick and Mr. Paul J. C. Eslick disclaim beneficial ownership of the shares held by each other.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The members of the board of directors of Bepariko serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors. Information as to the directors and executive officers of the Company is as follows:

Name                        Age  Position

Lewis M. Eslick             61  President/Director
8452 Boseck Street, #272
Las Vegas, NV 89128

Paul J. C. Eslick           65  Secretary/Director
P. O. Box 1769
Paradise, CA 95967

Patsy Harting               59  Treasurer/Director
14133 Elmira Circle
Magalia, CA 95954

Lewis Eslick.

Mr. Eslick, age 61. 1997 - Present: Mr. Eslick has been a Director and President of the issuer since its inception April 2, 1997. Since August of 1995 he has been an owner and served as Geschaeftsfuehrer (Managing Director) of Xaxon Immobilien und Anlagen Consult GmbH. Under Mr. Eslick's direction the company was awarded full 34-C License, which allows every business except banking operations. The Company consults with major development companies of the European Economic Community and the United States.

Prior to that Mr. Eslick was Chief Executive Officer of Travel
Masters. Under his direction he developed strategy, pro-forma and the structure to establish a central reservation complex to replace airline city ticketing offices utilizing Electronic Ticket Delivery Networks (ETDN).

From 1986 to 1993 he was Chief Executive Officer of Mirex, Inc. While serving as President of this international consulting firm, was responsible for several successful negotiations on behalf of Bechtel Engineering and Minerals including the following:

Arranged the financing of the construction of the a twelve-berth harbor to accommodate ocean cargo vessels of up to 50,000 DWT located at Mawan Harbor at the mouth of the Pearl River.

Arranged the financing of the construction of the Shenzhen Petro-
Chemical Refinery with an operating capacity of 68,000 barrels per day.

Arranged financing for the Mawan Port Facility with the assistance of Triad Enterprises S.A., Banco Arabe de Espanole, secured a Bank
Commitment in the amount of $375,000,000 USD with very favorable interest rates and set off payments of the principal for the projects.

Negotiated an Industrial Development Revenue Bond with the State of Nevada on behalf on Mirex, Inc. in the amount of $12,000,000 USD for special projects.

From 1983 to 1986 Mr. Eslick conceptualized and delivered to E.F.
Hutton the plan for what is now known as Reservoir Inadequacy
Insurance. The methods by which investors are protected against inadequate oil reserves or dry wells. Developed and co-authored with Lloyds of London, the syndication that backed the policies.

From 1981 to 1983: he was the project manager for Rosendin Electric overseeing the complete wiring of the building that tracks the Space Shuttle for Lockheed;

From 1979 to 1981 he served as the Managing Director of Interface lndrocarbuare, Inc. S.A. A Corporation with offices in Geneva,
Switzerland, and Konigswinter, West Germany that actively traded in the international spot oil market.

From 1955 to 1958 he served in the US Navy as an Aviation Electronics Technician. Honorable Discharge.

Paul Eslick

Mr. Eslick, age 65. Mr. Eslick has been retired. During his retirement Mr. Eslick has been active in the purchase and sale of antique furniture, antique glassware and other antique collectibles. Mr. Eslick has also dealt in antique art and the history of various antique and early American arts.

1993 to 1995: Mr. Eslick was employed at Mize Automotive Service where he worked as the senior mechanic specializing in automotive electronics and electrical systems.

1986 to 1993: Mr. Eslick was self-employed in the Automotive Service Industry. He primarily worked on the electronic components and electrical systems of various makes of automobiles.

1973 to 1986: Mr. Eslick was employed at Sills Automotive where he initially worked as a line mechanic and was promoted to Service
Manager. In his employment in this position he exhibited leadership skills and superior job scheduling abilities.

1956 to 1972: Mr. Eslick started as a line mechanic and was promoted to Chief Maintenance Mechanic and later to Assistant Service Manager for the United States Naval Air Station, Alameda, California.
Military:  July 1951 to 1955 United States Air Force Aviation
Maintenance, Jet Engine Specialist

Patsy Harding

Patsy Harding, Age 59.  1996 to present Mrs. Harting is been a
Phlebotomist working in the Intensive Care Unit and the laboratory at Inlow Hospital, Chico, California. Mrs. Harting's duties consist of the normal activities associated with the care of the critically ill and post surgery patients.

Prior to that, during the years from 1983 until 1996, Mrs. Harting was the owner of PJ's Red Onion a very successful restaurant located at 6047 Clark Road, Paradise California. She operated a thriving business and supplied Specialty Pies to the largest restaurants in Chico and Orville California for over twelve years. Mrs. Harting sold her business interests in the early part of 1996.

Mrs. Harting has never served as an Officer or Director of any Publicly traded Company.

Education: Nurses Training, Oakland, California and Doctors Office Assistant, Oakland California.

Item 6. Executive compensation paid by Bepariko BioCom.

No compensation is paid or anticipated by Bepariko until a contract is executed.

Directors currently receive no compensation for their duties as directors.

Item 7. Certain relationships and related transactions

Not Applicable.

Item 8. Description of Bepariko's securities

Common Stock

Bepariko's articles of incorporation authorizes the issuance of 100,000,000 shares of common stock, $.001 par value per share, of which 750,000 shares were outstanding as of June 15, 1999. Holders of shares of common stock are:

Entitled to one vote for each share on all matters to be voted on by the stockholders.

Have no cumulative voting rights.

Entitled to share ratably in dividends, if any, as may be declared, by the board of directors in its discretion, from funds legally available.

In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to:

Share pro rata all assets remaining after payment in full of all liabilities.

There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

All of the outstanding shares of common stock are fully paid and non-assessable.

Bepariko's preferred stock

Bepariko's articles of incorporation authorize the issuance of 10,000,000 shares of preferred stock $.001 par value, no shares are issued and outstanding. Bepariko currently has no plans to issue any preferred stock. Our company's board of directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of each series. The preferred stock, if and when issued, may carry rights superior to those of common stock. No preferred stock may be issued with rights equal or senior to issued preferred stock without the consent of a majority of the holders of that series of preferred stock.

Bepariko considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future financing and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in our company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right, which may be attached to the terms of any series of preferred stock, may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed financing, and other factors existing at the time of issuance. It is not possible at this time to determine in what respect a particular series of preferred stock will be superior to Bepariko's common stock or any other series of preferred stock, which our company may issue. The board of directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Bepariko. Certain provisions of Nevada law could delay or make more difficult tender offer or proxy contest involving the Company. While such provisions are intended to enable the board of directors to maximize stockholder value, they may have the effect of discouraging takeovers, which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of our company's stock in the future.

Shares of Bepariko eligible for future sale

Bepariko BioCom has filed a registration statement, Form SB-2, with the Securities and Exchange Commission to register 5,000,000 shares of common stock. These shares are to be sold on a best efforts basis and any shares sold in the offering will be registered. Of the 5,000,000 shares, insiders and management hold 750,000 shares of Bepariko's common stock. Sales of the officers & directors shares may be made after two years from their purchase based upon Rule 144.

In general, under Rule 144 as currently in effect a person (or persons whose shares are aggregated) and who has beneficially owned shares privately acquired or indirectly from the Company or from an affiliate, for at least two years, or who is an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Bepariko's common stock or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all the shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements.

Sales of substantial amounts of the common stock of Bepariko in the public market could adversely affect prevailing market prices.

PART II

Item 1. Market price of and dividends on Bepariko's common equity and other shareholder matters.

Market Information

Bepariko's common stock has been registered in a Form SB-2 Filing with the Securities & Exchange Commission. Upon compliance and approval of the Form SB-2 Filing the Company's shares will be registered under the Securities Act of 1933 (the "Act") and will be eligible for sale in the public market on a best efforts basis. Upon compliance and approval of this Form 10-SB Section 12(g) Filing our company will seek to be listed on the NASD OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc.

Shareholders

As of November 22, 1999, there were 6 holders of Company's common stock.

Dividends

Bepariko has not paid any dividends on its common stock. Our company currently intends to retain any earnings for use in its business, and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal proceedings

Bepariko is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

Item 3. Changes in and disagreements with accountants on accounting and financial disclosure for Bepariko.

Since the inception of Bepariko BioCom on April 2, 1997, the principal independent accountant for the Company has neither resigned nor been dismissed. The independent accountant for the Company is Barry L. Friedman. Bepariko engaged Mr. Friedman on or about June 24, 1999.

Item 4. Recent sales of Bepariko's unregistered securities

Recently the officers, directors and affiliates of our company have purchased a total of 750,000 shares of its common stock. These sales were made in accordance with section 4(1) of the Securities Act of 1933 as interpreted by Rule 144(k).

Item 5. Indemnification of directors and officers of Bepariko BioCom.

Bepariko BioCom has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under Bepariko's certificate of incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not relieve liability for:

Breach of a director's duty of loyalty to the Company or its stockholders.

Liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,

Liability for transactions in which the director derived as improper personal benefit or

Liability for the payment of a dividend is a violation of Nevada law.

The provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescissions.

At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Bepariko BioCom where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

The following financial statements are included herein:



                      BEPARIKO BIOCOM
              (A Development Stage Company)

                    FINANCIAL STATEMENTS

                     September 30, 1999
                      December 31, 1998
                      December 31, 1997

                       TABLE OF CONTENTS

                                                        PAGE #

INDEPENDENT AUDITORS REPORT                                  16

ASSETS                                                       17

LIABILITIES AND STOCKHOLDERS' EQUITY                         18

STATEMENT OF OPERATIONS                                   19-20

STATEMENT OF STOCKHOLDERS' EQUITY                            21

STATEMENT OF CASH FLOWS                                   22-23

NOTES TO FINANCIAL STATEMENTS                             24-28

                INDEPENDENT AUDITORS' REPORT

Board of Directors                             December 19, 1999
Bepariko Biocom
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of Bepariko Biocom (A Development Stage Company), as of September 30, 1999, and the December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999, to September 30, 1999, and the year ended December 31, 1998, and the period April 2, 1997 (inception), to December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bepariko Biocom (A Development Stage Company), as of September 30, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and cash flows for the for the period January 1, 1999, to September 30, 1999, and the year ended December 31, 1998, and the period April 2, 1997 (inception), to December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


___________________________
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV 89123
(702) 361-8414


                     Bepariko BioCom
             (A Development Stage Company)

                      BALANCE SHEET

                          ASSETS


                              September   December   December
                              30, 1999    31, 1998   31, 1997

CURRENT ASSETS                $      0    $      0   $      0

  TOTAL CURRENT ASSETS        $      0    $      0   $      0

OTHER ASSETS
  Organization Costs (Net)    $      0    $     98   $    128

  TOTAL OTHER ASSETS          $      0    $      98  $    128

TOTAL ASSETS                  $      0    $      98  $    128

The accompanying notes are an integral part of these financial statements


                         Bepariko BioCom

                   (A Development Stage Company)

                           BALANCE SHEET

              LIABILITIES AND STOCKHOLDERS' EQUITY

                            September    December    December
                            30, 1999     31, 1998    31, 1997

CURRENT LIABILITIES
  Officers Advances
  (Note #5)                 $     925    $      0    $      0

  TOTAL CURRENT LIABILITIES $     925    $      0    $      0

STOCKHOLDERS' EQUITY (Note #4)

  Preferred Stock
  Par Value $0.001
  Authorized 10,000,000
  shares
  Issued and outstanding
  At 	September 30, 1999
  - None                    $      0     $      0    $      0

  Common stock
  Par value $0.001
  Authorized 100,000,000
  shares
  Issued and outstanding at

  December 31, 1997 -
  750,000 shares                                         750

  December 31, 1998                          750
  750,000 shares

  September 30, 1999 -
  750,000 shares            $   750

  Additional Paid-In
  Capital                    17,324       17,324      17,324

  Deficit accumulated during
  Development stage         -18,999    -17,976    -17,946

TOTAL STOCKHOLDERS' EQUITY $   -925   $     98   $    128

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY       $      0   $     98   $    128

The accompanying notes are an integral part of these financial statements

                        Bepariko BioCom
                (A Development Stage Company)

                   STATEMENT OF OPERATIONS

                            3 Mos      3 Mos      9 Mos      9 Mos
                            Ended      Ended      Ended      Ended
                            Sep. 30    Sep. 30    Sep. 30    Sep. 30
                            1999       1998       1999       1998


REVENUE                     $      0    $     0  $      0    $      0

EXPENSES

General, Selling and
Administrative              $    575    $     0  $    925    $      0

Amortization                       0          7        98          22

TOTAL EXPENSES              $    575    $     7  $  1,023    $     22

NET PROFIT/LOSS (-)         $   -575    $    -7  $ -1,023    $    -22

Net Profit/Loss(-)
per weighted share
(Note #2)                   $-.0008     $   NIL  $ -.0014    $    NIL

Weighted average
Number of common
shares outstanding          750,000     750,000   750,000     750,000

The accompanying notes are an integral part of these financial statements

                      Bepariko BioCom
                 (A Development Stage Company)

                    STATEMENT OF OPERATIONS
                          (CONTINUED)

                            Year           Apr 2 1997     Apr 2 1997
                            Ended          to             (Inception)
                            Dec. 31 1998   Dec 31 1997        to
                                                          Sep 30 1999


   REVENUE                 $      0        $      0       $      0

EXPENSES

General, Selling and
Administrative             $     0        $  17,924      $  18,849

Amortization                    30               22            150

TOTAL EXPENSES             $    30        $  17,946      $  18,999

NET PROFIT/LOSS (-)        $   -30        $ -17,946      $ -18,999

Net Profit/Loss(-)
per weighted share
(Note #2)                  $   NIL        $  -.0239      $   -0253

Weighted average
Number of common
shares outstanding         750,000        750,000        750,000


The accompanying notes are an integral part of these financial
Statements.


                       Bepariko BioCom

                 (A Development Stage Company)

         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                          Additional   Accumu-
                         Common   Stock   paid-in      lated
                         Shares   Amount  Capital      Deficit

July 24, 1997
Issued for Cash          750,000  $  750  $   17,324   $      0

Net loss
April 2, 1997 to
December 31, 1997                                       -17,946

Balance,
December 31, 1997        750,000  $  750  $   17,324   $-17,946

Net Loss Year Ended
December 31, 1998                                           -30

Balance,
December 31, 1998        750,000     750      17,324    -17,976

Net Loss
January 1, 1999 to
September 30, 1999                                       -1,023

Balance,
September 30, 1999       750,000  $  750     $17,324   $-18,999


The accompanying notes are an integral part of these financial statements


                        Bepariko BioCom
                (A Development Stage Company)

                    STATEMENT OF CASH FLOWS


                            3 Mos      3 Mos      9 Mos      9 Mos
                            Ended      Ended      Ended      Ended
                            Sep. 30    Sep. 30    Sep. 30    Sep. 30
                            1999       1998       1999       1998

Cash Flow from Operating
Activities Net Loss         $  -575    $    17    $ -1,023   $   -22

Adjustment to reconcile
Net loss to net cash
Provided by operating
Activities

Amortization                     +0         +7        +98        +22

Changes in Assets and
Liabilities

Organization Costs                0          0          0          0

Increase in Current
Liabilites

Officers Advances             +575           0       +925         +0

Net cash used in
Operating Activities             0           0          0          0

Cash Flows from
Investing Activities             0           0          0          0

Cash Flows from
Financing Activities
Issuance of Common
Stock                            0           0          0          0

Net increase (decrease)
In cash                          0           0          0          0

Cash, beginning of
Period                           0           0          0          0

Cash, end of period              0           0          0          0

Bepariko BioCom
                 (A Development Stage Company)

                      STATEMENT OF CASH FLOWS
                           (CONTINUED)

                                                           Apr 2 1997
                               Year Ended    Year Ended    (Inception)
                               December 31   December 31   to Sept 30
                                  1998          1997          1999

Cash Flows from
Operating Activities
Net Loss                       $       -30   $ -17,946     $  -18,999

Adjustment to
Reconcile net loss
To net cash provided by
Operating activites

Amortization                           +30         +22           +150

Changes in assets and
Liabilities

Organization Costs                       0        -150           -150

Increase In Current
Liabilities

Officers Advances                        0           0           +925

Net cash used in
Operating activities                $    0    $-18,074       $-18,074

Cash Flows from
Investing Activities                     0           0              0

Cash Flows from
Financing Activities
Issuance of Common
Stock                                    0     +18,074        +18,074

Net Increase
(decrease) in cash                  $    0    $      0       $     +0

Cash,
Beginning of period                      0           0              0

Cash, End of Period                 $    0    $      0       $      0

The accompanying notes are an integral part of these financial statements


                         Bepariko BioCom
                 (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

      September 30, 1999, December 31, 1998, and December 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized April 2, 1997, under the laws of the State of Nevada as Bepariko BioCom The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 1999.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Reporting on Costs of Start-up Activities

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting the Costs of Start-up Activities" which provides guidance on the financial reporting of start-up costs and organizational costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principal.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of September 30, 1999, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its fiscal year-end.

Year 2000 Disclosure

Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The company's potential software suppliers have verified that they will provide only certified "Year 2000" compatible software for all of the company's computing requirements. Because the company's products and services are sold to the general public with no major customers, the company believes that the "Year 2000" issue will not pose significant operational problems and will not materially affect future financial results.

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended December 31, 1998, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998, is as follows:

Net operation loss carry forward                   $   17,976
Valuation allowance                                $   17,976

Net deferred tax asset                             $        0

The federal net operating loss carry forward will expire in 2017 to 2018.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 100,000,000, shares with a par value $.001 per share.

Preferred Stock

The authorized preferred stock of the corporation consists of 10,000,000 shares with a par value of $0.001 per share.

On July 24, 1997, the Company issued 750,000 shares of its $0.001 par value common stock in consideration of $18,074.00 in cash to its directors.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional share of common stock.



                      BARRY L. FRIEDMAN, P. C.
                      Certified Public Account

1582 TULITA DRIVE                              OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                        FAX NO.(702) 896-0278


To Whom It May Concern:                            December 19, 1999

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of November 19, 1999, on the Financial Statements of Bepariko BioCom, as of September 30, 1999, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,



___________________________
/s/Barry L. Friedman
Certified Public Accountant



PART III

Item 1. Index to Exhibits.

The following exhibits required by Part III of Form 1-A are as follows:

Index of Exhibits

Named Exhibit                                              Exhibit No.

Articles of Incorporation                                  Exhibit 1

By-laws of Bepariko BioCom                                 Exhibit 2

Power of Attorney of Tino Di Pana                          Exhibit 3

Exclusive Worldwide Licensing Agreement for the
Right to use German Patent Number 43 22 445                Exhibit 4

                               SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:    October 25, 1999               BEPARIKO BIOCOM


                                         By: /s/ Lewis M. Eslick
                                             Lewis M. Eslick, President


EXHIBIT 1
Articles Of Incorporation
Of
Bepariko BioCom

Know all men by these present that the undersigned have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the provisions of Nevada Revised Statutes 78.010 to Nevada Revised Statues 78.090 inclusive as amended and state and certify that the articles of incorporation are as follows:

First:  Name

The name of the corporation is Bepariko BioCom, (The "Corporation").

Second:  Registered Office and Agent

The address of the registered office of the corporation in the State Of Nevada is 6425 Meadow Country Drive, Reno, NV, and County of Washoe. The name and address of the corporation's Resident Agent in the State of Nevada is Leslie Eslick, at said address, until such time as another agent is duly authorized and appointed by the corporation.

Third:  Purpose and Business

The purpose of the corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Nevada Revised Statutes of the State of Nevada, including, but not limited to the following:

The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this corporation is organized;

The Corporation shall have power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law;

The Corporation shall have power to sue and be sued in any court of law or equity;

The Corporation shall have power to make contracts;

The Corporation shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country;

The corporation shall have power to appoint such officers and agents as the affairs of the Corporation shall requite and allow them suitable compensation;

The Corporation shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders;

The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved;

The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document;

The Corporation Shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object;

The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Nevada, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any;

The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefor its capital, capital surplus, surplus or other property or fund;

The Corporation shall have to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Nevada and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country;

The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its articles of incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the articles of incorporation of the Corporation, or any amendment thereof;

The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes;

The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Forth:  Capital Stock

Classes and Number of Shares. The total number of shares of all classes of stock, which the corporation shall have authority to issue is One Hundred Ten Million (110,000,000), consisting of One Hundred Million (100,000,000) shares of Common Stock, par value of $0.001 per share (The "Common Stock") and Ten Million (10,000,000) shares of Preferred Stock, which have a par value of $0.001 per share (the "Preferred Stock").

2.  Powers and Rights of Common Stock

  (a) Preemptive Right. No shareholders of the Corporation holding common stock shall have any preemptive or other right to subscribe for any additional un-issued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation;

  (b) Voting Rights and Powers. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name;

  c  Dividends and Distributions

     (i) Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of funds of the Corporation legally available therefor;

     (ii) Other Dividends and Distributions. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;

     (iii) Other Rights. Except as otherwise required by the Nevada Revised Statutes and as may otherwise be provided in these Articles of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation;

3. Preferred Stock The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board of Directors in its sole discretion, authority to do so being hereby expressly vested in such board.

4. Issuance of the Common Stock and the Preferred Stock. The Board of Directors of the Corporation may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in these Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board of Directors in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board of Directors, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively "securities.") The securities must be issued for such consideration, including cash, property, or services, as the Board or Directors may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value if the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock divided or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

5. Cumulative Voting. Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

Fifth:  Adoption of Bylaws.

In the furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the Bylaws of the Corporation (the "Bylaws").

Sixth:  Shareholder Amendment of Bylaws.

Notwithstanding Article Fifth hereof, the bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Seventh:  Board of Directors

The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 4 or Article Forth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a resolution of the Board of Directors. The number of directors shall not be reduced to less than three (3) if there are more than two shareholders. The director holding office at the time of the filing of these Articles of Incorporation shall continue as a director until the next annual meeting and/or until his resignation or his successor is duly chosen.

Eighth:  Term of Board of Directors.

Except as otherwise required by applicable law, each director shall serve for a term ending on the date of the third Annual Meeting of Stockholders of the Corporation (the "Annual Meeting") following the Annual Meeting at which such director was elected. All directors shall have equal standing.

Not withstanding the foregoing provisions of this Article Eighth each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected pursuant to Section 4 or Article Forth hereof in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board or Directors establishing such class or series.

Ninth:  Vacancies on Board of Directors

Except as may otherwise be provided pursuant to Section 4 of Article Forth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

Tenth:  Removal of Directors

Except as may otherwise be provided pursuant to Section 4 or Article Fourth hereof in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director, provided, however, that where such removal is approved by a majority of the Directors, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the election of such director shall be required for approval of such removal. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Eleventh:  tockholder Action

Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called Annual Meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the Directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of Voting Stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law these Articles have been satisfied.

Twelfth:  Special Stockholder Meeting

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board or the President. Any other person or persons may not call special meeting. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

Thirteenth:  Location of Stockholder Meetings.

Meetings of stockholders of the Corporation may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the Nevada Revised Statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

Fourteenth:  Private Property of Stockholders.

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the corporation's debts.

Fifteenth:  Stockholder Appraisal Rights in Business Combinations.

To the maximum extent permissible under the Nevada Revised
Statutes of the State of Nevada, the stockholders of the Corporation shall be entitled to the statutory appraisal rights provided therein, with respect to any business Combination involving the Corporation and any stockholder (or any affiliate or associate of any stockholder), which required the affirmative vote of the Corporation's stockholders.

Sixteenth:  Other Amendments.

The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Seventeenth:  Term of Existence.

The Corporation is to have perpetual existence.

Eighteenth:  Liability of Directors.

No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Nineteenth: Name and Address of first Director and Incorporator

The name and address of the Incorporator of the Corporation and the first Director of the Board of Directors of the Corporation which shall be one (1) in number. The Board of Directors may from time to time increase the number of directors by Board resolution. At no time shall the director's number less than three if there are more than two shareholders. The name and address of the Incorporator is as follows:


Leslie Eslick
6425 Meadow Country Dr
Reno, Nevada 89509

I, Leslie Eslick, being the first director and Incorporator herein before named, for the purpose of forming a corporation pursuant to the Nevada Revised Statutes of the State of Nevada, do make these Articles, hereby declaring and certifying that this is my act and deed and the facts herein stated are true and accordingly have hereunto set my hand this 31st day of March, 1997.

                             By:   /s/Leslie B. Eslick
                                   Leslie Eslick

Verification

State Of Nevada           }
                          }SS
County Of Clark           }


On this 31st day of March 1997, before me, the undersigned, a Notary Public in and for said State, personally appeared Leslie Eslick personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who subscribed his name to the Articles of Incorporation and acknowledged to me that he executed the same freely and voluntarily and for the use and purposes therein mentioned.


By:    /s/Bridget Richards
Notary Public in and for said
County and State


EXHIBIT 2
By laws
of
Bepariko BioCom
Nevada Registration Number C-7097-1997
(the "Corporation")

Article I
Office

The Board of Directors shall designate and the Corporation shall maintain a principal office. The location of the principal office may be changed by the Board of Directors. The Corporation also may have offices in such other places as the Board may from time to time designate. The location of the initial principal office of the Corporation shall be designated by resolution.

Article II
Shareholders Meetings

1.  Annual Meetings

The annual meeting of the shareholders of the Corporation shall be held at such place within or without the State of Nevada as shall be set forth in compliance with these Bylaws. The meeting shall be held in the first Week of December each year, or such other date as the Shareholders may designate form time to time. If such day is a legal holiday, the meeting shall be on the next business day. This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.

2.  Special Meetings

Special meetings of shareholders, other than those regulated by statute, may be called by the President upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Written notice of such meeting stating the place, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given.

3.  Notice of Shareholders Meeting

The Secretary shall give written notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, which shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail to each shareholder of record entitled to vote at such meeting.

If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the books of the Corporation, with postage thereon prepaid. Attendance at the meeting shall constitute a waiver of notice thereof.

4.  Place of Meeting

The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

5.  Record Date

The Board of Directors may fix a date not less than ten nor more than fifty days prior to any meeting as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meetings of the shareholders. The transfer books may be closed by the Board of Directors for a stated period not to exceed fifty days for the purpose of determining shareholders entitled to receive payment of and dividend, or in order to make a determination of shareholders for any other purpose.

6.  Quorum

A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At a meeting resumed after any such adjournment at which a quorum shall be present or represented any business may be transacted, which might have been transacted at the meeting as originally, noticed.

7.  Voting

A holder of outstanding shares, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of Incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

8.  Proxies

At all meeting of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of it's execution.

9.  Informal Action by Shareholders

Any action required to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

Article III
Board Of Directors

1.  General Powers

The business and affairs of the Corporation shall be managed by its Board of Directors. The Board if Directors may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they appropriate under the circumstances. The Board shall have authority to authorize changes in the Corporation's capital structure.

2.  Number, Tenure and Qualification

The number of Directors of the Corporation shall be a number between one and five, as the Directors may by resolution determine from time to time. Each of the Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

3.  Regular Meetings

A regular meeting of the Board of Directors shall be held without other notice than by this Bylaw, immediately after and, at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than this resolution.

4.  Special Meetings

Special meetings of the Board of Directors may be called by order of the Chairman of the Board or the President. The Secretary shall give notice of the time, place and purpose or purposes of each special meeting by mailing the same at least two days before the meeting or by telephone, telegraphing or facsimile the same at least one day before the meeting to each Director. Meeting of the Board of Directors may be held by telephone conference call.

5.  Quorum

A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every Director shall be present, even though without any formal notice any business may be transacted.

6.  Manner of Acting

At all meetings of the Board of Directors, each Director shall have one vote. The act of a majority of Directors present at a meeting shall be the act of the full Board of Directors, provided that a quorum is present.

7.  Vacancies

A vacancy in the Board of Directors shall be deemed to exist in the case of death, resignation, or removal of any Director, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of the shareholders, at which any Director is to be elected, to elect the full authorized number of Directors to be elected at that meeting.

8.  Removals

Directors may be removed, at any time, by a vote of the shareholders holding a majority of the shares outstanding and entitled to vote. Such vacancy shall be filled by the Directors entitled to vote. Such vacancy shall be filled by the Directors then in office, though less than a quorum, to hold office until the next annual meeting or until his successor is duly elected and qualified, except that any directorship to be filled by election by the shareholders at the meeting at which the Director is removed. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

9.  Resignation

A director may resign at any time by delivering written notification thereof to the President or Secretary of the Corporation. A resignation shall become effective upon it's acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten days from the date of it's delivery, the resignation shall be deemed accepted.

10.  Presumption of Assent

A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action(s) taken unless his dissent shall be placed in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

11.  Compensation

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12.  Emergency Power

When, due to a national disaster or death, a majority of the Directors are incapacitated or otherwise unable to attend the meetings and function as Directors, the remaining members of the Board of Directors shall have all the powers necessary to function as a complete Board, and for the purpose of doing business and filling vacancies shall constitute a quorum, until such time as all Directors can attend or vacancies can be filled pursuant to these Bylaws.

13.  Chairman

The Board of Directors may elect from it's own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors. The Chairman may by appointment fill any vacancies on the Board of Directors.

Article IV
Officers

1.  Number

The officers of the Corporation shall be a President, one or more Vice Presidents, and a Secretary Treasurer, each of whom shall be elected by a majority of the Board of Directors. Such other Officers and assistant Officers as may be deemed necessary may be elected or appointed by the Board of Directors. In it's discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may or may not be Directors or shareholders of the Corporation.

2.  Election and Term of Office

The Officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each Officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3.  Resignations

Any Officer may resign at any time by delivering a written resignation either to the President or to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

4.  Removal

Any Officer or agent may be removed by the Board of Directors whenever in it's judgment the best interests Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights. Any such removal shall require a majority vote of the Board of Directors, exclusive of the Officer in question if he is also a Director.

5.  Vacancies

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, or is a new office shall be created, may be filled by the Board of Directors for the un-expired portion of the term.

6.  President

The president shall be the chief executive and administrative Officer of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors. He shall exercise such duties as customarily pertain to the office of President and shall have general and active supervision over the property, business, and affairs of the Corporation and over it's several Officers, agents, or employees other than those appointed by the Board of Directors. He may sign, execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

7.  Vice President

The Vice President shall have such powers and perform such duties as may be assigned to him by the Board of Directors or the President. In the absence or disability of the President, the Vice President designated by the Board or the President shall perform the duties and exercise the powers of the President. A Vice President may sign and execute contracts any other obligations pertaining to the regular course of his duties.

8.  Secretary

The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors and, to the extent ordered by the Board of Directors or the President, the minutes of meeting of all committees. He shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at all reasonable times be open to the examination of any Directors. He may sign or execute contracts with the President or a Vice President thereunto authorized in the name of the Corporation and affix the seal of the Corporation thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

9.  Treasurer

The Treasurer shall have general custody of the collection and disbursement of funds of the Corporation. He shall endorse on behalf of the Corporation for collection check, notes and other obligations, and shall deposit the same to the credit of the Corporation in such bank or banks or depositories as the Board of Directors may designate. He may sign, with the President or such other persons as may be designated for the purpose of the Board of Directors, all bills of exchange or promissory notes of the Corporation. He shall enter or cause to be entered regularly in the books of the Corporation full and accurate account of all monies received and paid by him on account of the Corporation; shall at all reasonable times exhibit his books and accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of his accounts. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

10.  Other Officers

Other Officers shall perform such duties and shall have such powers as may be assigned to them by the Board of Directors.

11.  Salaries

Salaries or other compensation of the Officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate Officers or agents. No Officer shall be prevented from receiving any such salary or compensation by reason of the fact the he is also a Director of the Corporation

12.  Surety Bonds

In case the Board of Directors shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, monies or securities of the Corporation, which may come into his hands.

Article V
Contracts, Loans, Checks and Deposits

1.  Contracts

The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

2.  Loans

No loan or advance shall be contracted on behalf of the Corporation, no negotiable paper or other evidence of it's obligation under any loan or advance shall be issued in it's name, and no property of the Corporation shall be mortgaged, pledged, hypothecated or transferred as security for the payment of any loan, advance, indebtedness or liability of the Corporation unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

3.  Deposits

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by an Officer or agent of the Corporation authorized to do so by the Board of Directors.

4.  Checks and Drafts

All notes, drafts, acceptances, checks, endorsements and evidence of indebtedness of the Corporation shall be signed by such Officer or Officers or such agent or agents of the Corporation and in such manner as the Board of Directors from timer to time may determine. Endorsements for deposits to the credit of the Corporation in any of it's duly authorized depositories shall be made in such manner as the Board of Directors may from time to time determine.

5.  Bonds and Debentures

Every bond or debenture issued by the Corporation shall be in the form of an appropriate legal writing, which shall be signed by the President or Vice President and by the Treasurer or by the Secretary, and sealed with the seal of the Corporation. The seal may be facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized Officer of the Corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the Corporation's Officers named thereon may be facsimile. In case any Officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an Officer of the Corporation for any reason before the same has been delivered by the Corporation, such bond or debenture may nevertheless by adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such Officer.

Article VI
Capital Stock

1.  Certificate of Share

The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the President. The signatures of such Officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or one of it's employees. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

2.  Transfer of Shares

Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

3.  Transfer Agent and Registrar

The Board of Directors of the Corporation shall have the power to appoint one or more transfer agents and registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

4. Lost or Destroyed Certificates

The Corporation may issue a new certificate to replace any certificate theretofore issued by it alleged to have been lost or destroyed. The Board of Directors may require the owner of such a certificate or his legal representative to give the Corporation a bond in such sum and with such sureties as the Board of Directors may direct to indemnify the Corporation as transfer agents and registrars, if any, against claims that may be made on account of the issuance of such new certificates. A new certificate may be issued without requiring any bond.

5.  Registered Shareholders

The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or on behalf of this Corporation to any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.

Article VII
Indemnification

No Officer or Director shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, it's Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

Article VIII
Notice

Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the Articles of Incorporation, or under the provisions of the Nevada Statutes, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute a waiver of notice of such meetings, except where attendance is for the express purpose of objecting to the holding of that meeting.

Article IX
Amendments

	These Bylaws may be altered, amended, repealed, or new Bylaws adopted by a majority of the entire Board of Directors at any regular or special meeting. Any Bylaw adopted by the Board may be repealed or changed by the action of the shareholders.

Article X
Fiscal Year

The fiscal year of the Corporation shall be fixed and may be varied by resolution of the Board of Directors.


Article XI
Dividends

The Board of Directors may at any regular or special meeting, as they deem advisable, declare dividends payable out of the surplus of the Corporation.

Article XII
Corporate Seal

The seal of the Corporation shall be in the form of a circle and shall bear the name of the Corporation and the year of incorporation per sample affixed hereto.
Monday, April 7, 1997

Bepariko BioCom


By: /s/ Lewis Eslick
Lewis M. Eslick, President



EXHIBIT 3  Power of Attorney of Tino Di Pana


BEPARIKO
Paientverwertungs Gesellschaft (Gbr)
                                        Alfons Behnke
Fingerabdruck Sch1usselsystem           Mitglied der Geschaftsleitung
Ihre Personlichkeit                    (Entwicklung und Technik)
Weitweit Sicherheit
                                        Georg - Schudt Str. 3
                                        61350 Bad Homburg v.d.Hohe

                                        TELEFON: 06172-37819
                                        FAX: 06172:37283

Ihre Zeichen/ihre Nachricht vom Unsere Zeichen/Unsere Nachricht vom telefon


Betreff: GENERAL POWER OF ATTORNEY


Hereby the signatory Alfons Behnke,
patent-holder and main shareholder of
BEPARICO BioCom Germany is granting
Mr. Tino Di Pane

General Power OF Attorney which entitles him to negotiate take decisions any possible agreements on behalf of BEPARICO BioCom Germany.
This includes all decisions and activities regarding
BEPARICO BioCom USA.

Signature
Alfons Behnke


s/Alfons Behnke
Director of BEPARICO BioCom

Amtsgericht In das Handelsregister Bad Homburg v.d.Hohe

Original On File

EXHIBIT 4

Exclusive Worldwide Licensing Agreement for the right to use German Patent Number 43 22 445
BEPARIKO
Paientverwertungs Gesellschaft (Gbr)

                                           Tino Di Pane
Fingerabdruck Sch1usselsystem              Mitglied der Geschaftsleitung
Ihre Personlichkeit                       (Entwicklung und Technik)
Weitweit Sicherheit                        Friedrich- Rolle Str. 11
                                           61350 Bad Homburg v.d.Hohe

                                           TELEFON: 06172-306215
                                           MOBIEL: 0172-6922199
                                           FAX: 06172:37283
Ihre Zeichen/ihre Nachricht vom   Unsere Zeichen/Unsere Nachricht  vom
telefon
BE 31.03.1997

Betreff:

This authorization is granted from Bepariko BioCom GbR to Bepariko BioCom, a Nevada Corporation, for the unrestricted and Exclusive Right to Use of all those rights and privileges granted within the Patent Nr. 43 22 445 given by the Bundesrepublik Deutschland to Bepariko BioCom GbR.

This authorization is to be considered a Licensing Agreement as well as the unrestricted and Exclusive Right to Use of all those rights and privileges granted within the Patent Nr. 43 22 445 given by the Bundesrepublik Deutschland to Bepariko BioCom GbR. Further, this
Licensing Agreement and Exclusive Right to Use is existing to perpetuity.

This authorization also extends to any modification, alteration and/or any new patent being granted to Bepariko BioCom GbR or any successor or survivor thereof.
America.

/s/Tino Di Pane                           /s/Dorthee Montgomery
Tino Di Pane                              Dorthee Montgomery
Attorney in Fact and Shareholder          Witness

State Of Nevada      }
                     }SS
County Of Clark      }

On this 11th day of April 1997, before me, the undersigned, a Notary Public in and for said State, personally appeared Tino Di Pana & Dorthee Montgomery personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who described his name to the foregoing document and acknowledged to me that he executed the same freely and voluntarily and for the use and purpose therein mentioned.

By:   /s/G. A. Nobil
      Notary Public in and for said County and State
Notary Sealed
Original on file
My Appointment expires Sept. 11, 1998

Shawn F. Hackman
A Professional Corporation

Shawn Hackman, Fsq.                               3360 West Sahara
Brian F. Faulkner, Esq.*                          Suite 200
Admitted California Only                          Las Vegas, NV 89102
Richard A. Prato, Esq.                            Office (702) 732-2253
David H. Jarvis, Esq.*                            Fax (702) 732-7516
Admitted Michigan Only

November 17, 1999

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Bepariko Biocom. - Form SB-2

Dear Sir/Madam:

We have acted as counsel to Mirex, Inc., a Nevada corporation ("Company "), in connection with its Registration Statement on Form SB-2 relating to the registration of 5,000,000 shares of its common stock ("Shares"), $0.001 par value per Share, at a maximum offering price of $0.004 per Share.

In our representation we have examined such documents, corporate records, and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including, but not limited to, the Articles of Incorporation and Bylaws of the Company.

Based upon the foregoing, it is our opinion that the Company is duly organized and validly existing as a corporation under the laws of the State of Nevada, and that the Shares, when issued and sold, will be validly issued, fully paid, and non-assessable.

We hereby consent to the use of this opinion as an exhibit to Statement.

Sincerely,

  /s/Shawn F. Hackman
Shawn F. Hackman, Esq.